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                      (CALEDONIA MINING CORPORATION LOGO)

                          CALEDONIA MINING CORPORATION

                                  NEWS RELEASE

        2003 FINANCIAL RESULTS, QUARTER 1 2004 RESULTS AND GENERAL UPDATE

                            19TH MAY 2004, IMMEDIATE

Caledonia Mining Corporation ("Caledonia") of Toronto (TSX: CAL and NASDAQ-OTCBB: CALVF) is pleased to announce its key financial results for the fiscal year ended 31 December 2003 and the first quarter of its 2004 fiscal year, together with a general update of its properties. The results are reported in Canadian dollars except where stated otherwise.

The results for the 2003 fiscal year and for the first quarter of the 2004 fiscal year have been filed with SEDAR and are available on Caledonia's website at http://www.caledoniamining.com.

PERFORMANCE HIGHLIGHTS:
Caledonia continues to remain largely debt free and continues to focus its efforts on advancing its assets and adding shareholder value. It has made significant enhancements to its South African gold operations and management team, and has undertaken, either alone or with its joint venture partners, exploration initiatives in South Africa, Canada and Zambia.

FINANCIAL HIGHLIGHTS - $ THOUSANDS

                                                                            FISCAL YEAR        FISCAL YEAR
                                                                               2003               2002
                                                                            -----------        -----------
Net Income (Loss) - before Write-Downs                                         (4,835)            (1,754)
Net Income (Loss) - after Write-Downs                                         (14,556)            (4,331)
Assets                                                                         19,335             24,767
Current Liabilities                                                               790              1,336
Long Term Liabilities                                                           1,363              1,280
Shareholders' Equity                                                           17,182             22,151
SHARE INFORMATION

Shares Outstanding (Thousands)                                                252,274            211,795
Earnings (Loss) per Share                                                       (0.06)             (0.02)
OPERATING RESULTS

Gold Production (Ounces)                                                        1,187                 52
Year End Gold Resource (Thousand Ounces)                                        2,478              2,489



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QUARTERLY UNAUDITED FINANCIAL RESULTS - $ THOUSANDS

                                                                                   Q1-2004           Q1-2003
                                                                                  --------          --------
      REVENUE AND OPERATING COSTS
          Revenue from sales                                                          $140               $53
          Operating costs                                                            1,315                80
      GROSS PROFIT (LOSS)                                                           (1,175)              (27)

      COSTS AND EXPENSES                                                               563               189

      (LOSS) BEFORE NON-CONTROLLING INTEREST                                        (1,738)             (216)
          Non-controlling interest                                                     (13)                -
      NET (LOSS) FOR THE PERIOD                                                    ($1,725)            ($216)

      NET (LOSS) PER SHARE
          Basic and fully diluted                                                  ($0.007)          ($0.001)



In March and April 2004, Caledonia raised about $15 million gross from a private placement financing and from the exercise of warrants. The funds will be used for advancing the Rooipoort, Roodepoort and Goedgevonden exploration projects and for metallurgical and mining developments at its Barbrook gold mine. Caledonia has strengthened its management team in southern Africa by the recruitment of a number of senior staff.

OPERATIONAL REVIEW AND GENERAL UPDATE

BARBROOK MINES LIMITED

Mining operations recommenced in early 2003 with commercial scale mining operations being achieved during the third quarter 2003. Although the ore mined underground had a higher gold content than was anticipated, gold recoveries from this material did not meet expectations. The gold recovery achieved in the Barbrook plant in January 2004 did not show any improvement over the results of the previous quarter. A number of metallurgical studies and tests were conducted which have resulted in changes and additions to the metallurgical plant circuit. In February it was decided to temporarily stop metallurgical operations to make further plant circuit changes that should result in increased gold recoveries. During this stoppage, mining was refocused on underground development with encouraging results. Metallurgical operations on the modified plant were resumed in May 2004.Testing is continuing on a number of fronts including the initial engineering studies for a full Biox(R) plant at Barbrook and ultra fine milling of its flotation concentrate.

EXPLORATION ACTIVITIES

         PLATINUM GROUP METALS

In the fourth quarter of 2003 Caledonia undertook a stratigraphic diamond drill program on Eersteling's wholly owned Rooipoort property east of Potgietersrus in South Africa that is highly prospective for platinum group minerals ("PGM"). The second-phase drill program was started in January 2004. Five drill holes were completed in the first quarter of 2004 with two in progress and a further two planned to complete this phase of the exploration program. Drilling for resource determination is scheduled to commence in mid 2004.

         GOLD

Eersteling has also identified a near-surface gold exploration prospect ("Roodepoort"). This will be tested during 2004. Results from the 2003/4 sampling program have been received and are being evaluated. During the quarter, 336 soil grid samples were collected, as were 155 chip samples from outcrops of favorable host rock within the targeted area and a number of old workings and adits were sampled. The samples have been sent for assaying and results are awaited. The open pit potential for Roodepoort for a large low-grade operation has never previously been evaluated. Drilling is planned in mid-2004 on targets generated from the results of this sampling program and previous data of Roodepoort.





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DIAMONDS

         KIKERK LAKE - CANADA. During 2003, Ashton Mining of Canada Inc ("Ashton") carried out follow-up work in six separate areas using detailed sample grids and fences. The samples were shipped to Ashton's laboratory and are awaiting processing. Ashton is finalising the field program for 2004 and anticipate that work will focus on generating new targets by collecting approximately 250 heavy mineral samples.

          KASHIJI PLAIN - ZAMBIA. Field work completed during 2003 by Motapa Diamonds Inc. (the joint venture partner) consisted of ground geophysical and mineral indicator sampling work focussed on locating the Chundra Falls diamond and indicator-mineral anomaly and wide spaced indicator-mineral sampling on the recently acquired adjacent Lukulu licence area. This work was carried out to provide closure of the diamond and ilmenite anomalies and better define the airborne magnetic survey block that will be contract surveyed in 2004.

         MULONGA PLAIN - ZAMBIA. The eastern portion of the Mulonga Plain anomaly has been identified as having a higher probability for an initial kimberlite discovery in the Mulonga Plain project area. It is intended to expand airborne geophysical coverage in this eastern area with the objective of conducting drill testing in 2004 or 2005.

         GOEDGEVONDEN - SOUTH AFRICA. In the third quarter it is planned to conduct a limited washing operation from the old pits and dumps to collect an approximately 100ct parcel of stones to give a wider appreciation of possible coloured stones in the kimberlite. Depending on the results from the washing program further bulk sampling may be planned.

BASE METALS

         NAMA AND KADOLA PROPERTIES - ZAMBIA. Caledonia's wholly-owned subsidiary Caledonia Nama Limited holds five contiguous exploration licences in northern Zambia which host open-pittable near-surface low grade cobalt /copper mineralization. The Kadola property in Zambia consists of three contiguous licence areas and is prospective for copper and cobalt. With the recent increases in the price of base metals, noticeably copper, Caledonia will search for joint venture partners for the exploration of the potential deeper sulphide-ore zones on both of its properties. In the second quarter of 2004, a mini bulk sample will be excavated at Nama and will then undergo screening tests and heavy media/gravity separation tests in South Africa. Subject to satisfactory results, a larger tonnage sample will be screened and processed on site to produce a suitable cobalt concentrate for testing through a Zambian smelter. If the test is successful and satisfactory economic terms are obtained, a long-term supply contract for the Nama cobalt/copper concentrate may be negotiated with the Zambian smelter.

The Kadola property also includes the Eureka gold/copper/pyrite anomaly. With the significant increase in the price of gold and copper, this project area will be re-evaluated for either joint venture or for further work by Caledonia.




FOR FURTHER INFORMATION PLEASE CONTACT CALEDONIA MINING CORPORATION:

S. E. HAYDEN                        JAMES JOHNSTONE                    CHRIS HARVEY
Chairman, President and CEO         V-P Operations and COO             Technical Director
South Africa                        Canada                             Canada
Tel: (011-27-11) 447-2499           Tel: (1-905) 607-7543              Tel: (1-905) 607-7543
Fax: (011-27-11) 447-2554           Fax: (1-905) 607-9806              Fax: (1-905) 607-9806

Further information regarding Caledonia's exploration activities and operations along with its latest financials may be found on the Corporation's website http://www.caledoniamining.com